Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

                            May 21, 2014

VIA EDGAR

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549 Attn: Catherine Gordon
Re:	The European Equity Fund, Inc. (File No. 811-04632) (the “Fund”) -
Proxy Statement on Schedule 14A

Ladies and Gentlemen:

This letter responds to a comment of the staff of the Securities and Exchange Commission (the “Staff”) regarding the preliminary proxy statement of the Fund filed on Schedule 14A on May 5, 2014 (the “Proxy Statement”), which Ms. Gordon provided via telephone on May 15, 2014.  The Fund is filing the definitive Proxy Statement with the Commission today and intends to mail the Proxy Statement to Fund shareholders beginning on or about May 22, 2014.

Comment:  The Fund’s 80% investment policy states that the Fund will “invest at least 80% of the Fund’s net assets (plus any assets funded with leverage) in equity or equity-linked securities. . .” (emphasis added).  The Staff prefers the following terminology: “invest at least 80% of the Fund’s net assets, plus the amount of any borrowings for investment purposes . . .”

Response:  The noted language in the Fund’s investment policy is language adopted by the Fund’s Board in the past.  While we believe that either version of the highlighted language would result in the same investments being included in the 80% policy, we have chosen not to change the noted phrase as part of the stockholder proposal.  We prefer to make the fewest possible changes to the existing language in order to ensure that stockholders can easily identify the nature of the change that has been proposed (specifically, the Fund intends to move from a focus on securities of issuers in European countries that use the Euro to a focus on securities of issuers in countries that are part of the European Union).

Please direct any additional questions on this filing to the undersigned at (617) 295-3681.

Very truly yours,

/s/Laura McCollum

Laura McCollum
Vice President